

Cementos Lima S.A.

FILE NO.
82-3911

VAL-021-03

February 25, 2003



Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Unaudited Financial Statements for the Quarter Ended December 31, 2002.

   Date: filed with CONASEV and The Lima Stock Exchange on January 30, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

2. Resolution adopted at the January 29, 2003 Board of Directors' Meeting.

   Date: filed with CONASEV and The Lima Stock Exchange on January 30, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

3. Judgement of the First Civil Division of the Lima Superior Court of Justice declaring admissible the *amparo* proceedings instituted by CEMENTOS LIMA S.A. on February 8, 2001 in connection with the management services rendered by SINDICATO DE INVERSIONES Y ADMINISTRACION S.A. under the Management Agreement.

   Date: filed with CONASEV and The Lima Stock Exchange on February 12, 2003.

   Required by: CONASEV and The Lima Stock Exchange.



Cementos Lima S.A.

4. Culmination of the purchase of shares representing 30.6177% of the Capital Stock of LAR CARBON S.A., approved by the Board of Directors' Meeting held on January 29, 2003.

   Date: filed with CONASEV and The Lima Stock Exchange on February 13, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

5. Monthly information as of January 31, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV and The Lima Stock Exchange on February 14, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

6. Resolutions adopted at the February 14, 2003 Board of Directors' Meeting.

   Date: filed with CONASEV and The Lima Stock Exchange on February 14, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

7. Summons to the General Meeting of Shareholders to be held on February 28, 2003.

   Date: published in "El Peruano" (Official Bulletin), and "Expreso" on February 17, 2003.

8. Notice to shareholders relating to dividends of US$ 0.14 and US$ 0.12 per share of Common Stock and US$ 0.014 and US$ 0.012 per Investment Share, declared by the December 27, 2002 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on February 18, 2003.

Very truly yours,



Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO.
82-3911

CG-029-2003

Lima, January 29, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Av. Santa Cruz 315
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

According to Resolución CONASEV N° 103-99-EF/94.10, attached to this letter we are sending our Unaudited Financial Statements for the Quarter ended December 31, 2002, in diskette and printed versions.

Truly yours,

Carlos Ugás	Juan Pablo Cock
Director and General Manager	General Accountant

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

CEMENTOS LIMA S.A.
Balance Sheet
As of December 31, 2002 and December 31, 2001
(In thousands of constant nuevos soles)

	December 31, 2002	December 31, 2001
Assets		
ıd Banks	5,954	6,377
ıble securities	0	0
ccounts receivable	15,540	12,636
:s	2,076	7,610
ccounts receivable	14,679	2,593
ries	128,816	118,176
expenses	7,930	4,555
urrent Assets	**174,995**	**151,947**
erm accounts receivable	0	0
erm affiliates	0	0
on current accounts receivable	14,581	15,277
ıents	60,511	60,561
ssets - Net	654,505	717,965
ssets	29,865	30,664
	0	0
	24,043	15,754
ssets	**958,500**	**992,168**

Liabilities and Stockholders Equity	December 31, 2002	December 31, 2001
Current liabilities		
Bank overdrafts	33,392	3,505
Trade accounts payable	30,109	25,792
Affiliates	6,334	446
Other accounts payable	64,101	30,330
Current portion of long-term debts	58,579	93,574
Total Currentes Liabilities	**192,515**	**153,647**
Long-term debts	44,055	102,315
	0	0
	0	0
Deferred taxes and others.	53,540	49,867
Total Liabilities	**290,110**	**305,829**
	0	0
	0	0
Stockholders Equity		
Capital stock	367,453	358,878
	0	0
Investment shares	47,467	46,360
	0	0
Legal reserves	73,853	73,390
Other reserves	0	8,811
Retained earnings	179,617	198,900
Total Stockholders equity	**668,390**	**686,339**
Total Liabilities and Stockholders equity	**958,500**	**992,168**

JUAN PABLO COCK CASTRO
Contador General
C P C Matrícula 8912

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended December 31, 2002 and 2001
(In thousands of constant nuevos soles,except for the amounts of earnings per share)

	For the 3 months period ended December 31, 2002	For the 3 months period ended December 31, 2001	For the 12 months period ended December 31, 2002	For the 12 months period ended December 31, 2001
Net sales	124,404	118,902	514,654	468,616
Other operating income	0	0	0	0
Total Gross revenues	**124,404**	**118,902**	**514,654**	**468,616**
Cost of sales	-61,643	-49,283	-223,953	-196,923
Gross Profit	**62,761**	**69,619**	**290,701**	**271,693**
Operating expenses				
Administrative expenses	-31,489	-31,831	-123,214	-118,061
Selling expenses	-4,186	-3,105	-14,922	-12,671
Operating income	**27,086**	**34,683**	**152,565**	**140,961**
Others Income (Expenses)				
Financial income	555	624	1,783	2,442
Financial expenses	-1,701	-3,473	-8,467	-18,570
Other income	14,525	9,500	26,230	16,922
Other expenses	-12,770	-5,394	-23,098	-15,801
Gain (Loss) from monetary position	2,141	2,476	-3,116	4,122
Income before employee profit sharing and income tax	**29,836**	**38,416**	**145,897**	**130,076**
Employee profit sharing	-3,501	-5,660	-16,441	-14,865
Income tax	-7,562	-9,882	-35,453	-43,136
Income before extraordinary items	**18,773**	**22,874**	**94,003**	**72,075**
Extraordinary items -Income	0	0	0	0
Extraordinary items -Expenses	0	0	0	0
Income before minoritary interest	**18,773**	**22,874**	**94,003**	**72,075**
Minoritary interest				
Net income	**18,773**	**22,874**	**94,003**	**72,075**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**18,773**	**22,874**	**94,003**	**72,075**
Basic net income per common shares	0.455000	0.561000	2.278000	1.769000
Basic net income per investment shares	0.045000	0.056000	0.228000	0.177000
Diluted net income per common shares	0.455000	0.561000	2.278000	1.769000
Diluted net income per investment shares	0.045000	0.056000	0.228000	0.177000

JUAN PABLO COCK CASTRO
Contador General

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended December 31, 2002 and 2001
(in thousands of constant nuevos soles)

	From January 1st until December 31, 2002	From January 1st until December 31, 2001
OPERATING ACTIVITIES		
Collection to customers	575,054	496,428
Other collections in cash related to this activities	0	0
	0	0
Others Collections related to this activities	18,717	44,704
Menos:		
Payments to suppliers	-246,101	-244,094
Payment of remunerations and severance indemnities	-37,796	-32,157
Payments taxes	-97,859	-93,916
Payments of interests	-8,901	-19,275
Others Payments related to this activities	0	0
Increase (Decrease) of cash and cash equiv. from operating activities	**201,114**	**151,690**
INVESTING ACTIVITIES		
Income per sale of securities	50	44
Income per disposal of fixed assets	0	0
Other income in cash related to this activity	0	0
Other collections related to this activity	0	0
Less:		
Payments for purchases securities	0	0
Payments for purchases of fixed assets	-25,319	-16,516
Increase of other assets	-8,360	-5,121
Other payments related to this activity	0	0
Increase (Decrease) of cash and cash equiv. from investing activities	**-33,629**	**-21,593**
FINANCING ACTIVITIES		
Issuance of shares or new contrib	0	0
Issuance of bonds and increase in loans	0	112,270
Other income in cash related to this activity	29,887	3,117
Less:		
Amortization of Loans obtained	-93,255	-214,862
Payments of dividends and other participations	-104,540	-48,876
Other payments in cash related to this activity	0	0
Increase (Decrease) of cash and cash equiv. from financing activities	**-167,908**	**-148,351**
Increase (Decrease) net of cash and cash equiv.	-423	-18,254
Cash en cash equiv. Balance at the beginning of the period	6,377	24,631
Gain (loss) per exposure to inflation	0	0
Cash end cash equiv. Balance at the nd of the period	**5,954**	**6,377**

RECONCILIATION OF NET INCOME (LOSS)		
Net income (loss) of the period	94,003	72,075
Plus:		
Adjustments	0	0
Depreciation and amortization for the period	83,002	80,108
Other provisions	0	0
Loss in disposal of fixed assets	7,619	159
Loss in sale of securities	0	0
Loss attributable to non-current monetary assets	0	0
Others	-3,499	4,744
Less:		
Adjustments	0	0
Gain in disposal of fixed assets	0	0
Loss in sale securities	0	0
Loss (gain) due to inflation	3,116	-4,122
Gain attributable to non-current monetary liabilities	0	0
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	-3,184	-6,251
(Increase) Decrease of accounts receivable from affiliates	5,534	1,984
(Increase) Decrease of others accounts receivable	-4,073	3,188
(Increase) Decrease of inventories	-18,929	9,518
(Increase) Decrease in prepaid expenses	-3,375	-1,798
Increase (Decrease) in trade accounts payable	4,317	-1,410
Increase (Decrease) in accounts payable from affiliates	5,888	-8,401
Increase (Decrease) in other accounts payable	30,695	1,896
Increase (Decrease) of cash and cash equiv. from operating activities	201,114	151,690

JUAN PABLO COCK CASTRO
Contador General
C.P C. Matricula 8912

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended December 31, 2002 and 2001
(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2001	358,878	46,360	68,170	0	189,660	663,068
1 Dividends Declared	0	0	0	0	-48,876	-48,876
2 Net Income	0	0	0	0	72,075	72,075
3 Others	0	0	5,220	8,811	-13,959	72
Final Balance at December 31, 2001	**358,878**	**46,360**	**73,390**	**8,811**	**198,900**	**686,339**
Initial balance at January 01, 2002	358,878	46,360	73,390	8,811	198,900	**686,339**
1. Cumulative effect of changes in accounting policies and correction of substancial errors	0	0	0	0	-7,452	-7,452
2 Dividends Declared	0	0	0	0	-104,540	-104,540
3 Capitalization of reinvested investments	8,575	1,107	0	-9,682	0	0
4 Net Income	0	0	0	0	94,003	94,003
5 Others	0	0	463	871	-1,294	40
Final Balance at December 31, 2002	**367,453**	**47,467**	**73,853**	**0**	**179,617**	**668,390**



JUAN PABLO COCK CASTRO
Contador General
C P C Matrícula 8912

CEMENTOS LIMA S.A.
Additional Totals

Codigo	Descripcion	Observaciones	2002
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	280
T060	PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	0
T070	PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	0
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	27247
T090	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	0
T100	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	25319
T110	DEPRECIATION ON Y-E 12.31 (thousands soles)	No decimals to be considered	81160
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	0



JUAN PABLO COCK CASTRO
Contador General
C.P.C. Matrícula 8912

 Cementos Lima S.A.

2

(FREE TRANSLATION)

FILE N°
82-3911

GF.0020.03

Lima, January 29, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on January 29, 2003:

To approve the purchase of 30.6177% of the representative shares of the subsidiary LAR CARBON S.A.

In this connection, the Board approved the purchase of 8'975,443 shares representing 30.6177% of the Capital Stock of LAR CARBON S.A. in an aggregate amount of US$ 7'348,247 (i.e., a purchase price of US$ 0.8187058 per share).

With this purchase CEMENTOS LIMA S.A. will reach the 100% share on the Capital Stock of LAR CARBON S.A., whereby the Board of Directors requested the General Management to submit to the next meeting of the Board, to be held in February, the simple merger project, to propose to the next Extraordinary General Meeting of Shareholders of CEMENTOS LIMA S.A., the Simple Merger of LAR CARBON S.A.

 Cementos Lima S.A.

into CEMENTOS LIMA S.A., subjecting the capital stock of CEMENTOS LIMA S.A. to no variation and without any exchange or delivery of shares.

Truly yours,

Carlos Ugas Delgado
Director and General Manager (CEO)

c.c.: Securities and Exchange Commission - SEC
Members of the Board

FILE: TRACONA2

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911 3

GF.0032.03

Lima, February 12, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" the following:

By judgement of the First Civil Division of the Lima Superior Court of Justice, dated January 31st, 2003, notified today, the *amparo* proceedings instituted by CEMENTOS LIMA S.A. on February 8, 2001 have been declared admissible.

Such final judgement, that has the authority of *res judicata*, has declared the observations to the Income Tax and Value Added Tax statements for Fiscal Years 1995 to 1999 notified in November 2000 and January 2001, in an accrued amount of S/. 69'000,000, approximately, unenforceable on CEMENTOS LIMA S.A., on the grounds of having violated the constitutional rights of CEMENTOS LIMA S.A. in failing to acknowledge juridical, legal and tax effects to the management services actually rendered by SINDICATO DE INVERSIONES Y ADMINISTRACION S.A. under the Management Agreement filed with public instrument of the Articles of Incorporation and the By-laws of CEMENTOS LIMA S.A. of December 28, 1967. Furthermore, the aforementioned judgement has directed the Tax Administration to refrain from issuing new determinations of amount to be paid, whether on account of debts or

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

 Cementos Lima S.A.

penalties, and from any other administrative act that fails to acknowledge the juridical, legal and tax effects of the above Agreement.

In this judgement, the Judiciary has established that the aforementioned observations have violated the constitutional right of non-requisition in tax matters, having attempted to collect twice the Income Tax and twice the Value Added Tax on the compensation for management services, in spite of the fact that the legal procedure of management has not involved an adverse effect to the Treasury and the Tax Administration itself for thirty-three years, and the State, whole it was a shareholder of CEMENTOS LIMA S.A., and in the public auction of its shares in 1994, acknowledge the effectiveness of and the need for the Management Agreement. Likewise, the Judiciary has established that such observations have violated the constitutional rights to ownership and to personal freedom and security, since no one is required to do what the law has not ordered nor prevented from doing what the law does not prohibit.

There being no other matter to inform, we remain,

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0028.03

Lima, February 13, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" the following:

The purchase of 8'975,443 shares representing 30.6177% of the Capital Stock of LAR CARBON S.A. in an aggregate amount of US$ 7'348,247 (a purchase price of US$ 0.8187058 per share) ended today. This purchase was approved by the Board of Directors' Meeting held on January 29, 2003.

With this purchase CEMENTOS LIMA S.A. will reach the 100% share on the Capital Stock of LAR CARBON S.A.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911

5

VAL-005-03

February 11, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of January 31, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911

GF.0034.03
Lima, February 14, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

6

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Events" about the resolutions adopted by the Board of Directors' Meeting held on February 14, 2003:

a) Approve the Simple Merger Project for CEMENTOS LIMA S.A. to take over LAR CARBON S.A., with no change in the capital stock of CEMENTOS LIMA S.A. nor any exchange or delivery of shares, to be submitted for approval at the next General Meeting of Shareholders.

b) Summon to a General Meeting of Shareholders to discuss the Simple Merger Project.

c) Appoint the Chief Executive Officer (CFO), Mr. Alvaro Morales Puppo, as Stock Representative in accordance with Resolución CONASEV N° 107-2002-EF/94.10.

The General Meeting of Shareholders will be held on Friday, February 28, 2003, at 10.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Wednesday, March 5, 2003, at 10.00 a.m. at the same place with the same agenda. This agenda will be:

a) Simple Merger Project for CEMENTOS LIMA S.A. to take over LAR CARBON S.A., with no change in the capital

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU

 Cementos Lima S.A.

stock of CEMENTOS LIMA S.A. nor any exchange or delivery of shares.

Likewise, in compliance with the provisions in paragraph I, item E of Schedule I to Resolución CONASEV N° 107-2002-EF/94.10, Regulation of Important Events, Confidential Information and Other Communications, we report the following:

1. The corporate purpose of LAR CARBON S.A. is to engage in mine surveying and prospecting, as well as exploration and operation of mining claims and concessions, operation of processing, refining and/or general work concessions; claim mining rights, make purchases and enter leases and assignment contracts for exploration or operation of mining interests; organize mining companies of any kind; enter into agreements for joint exploration and operation of mining properties and, in general, engage in any type of mining activities and conduct any kind of business directly or indirectly related to mining, mainly coal, including the purchase, sale, grinding, processing and distribution of ores of any type and nature, particularly coal.

2. CEMENTOS LIMA S.A. holds one hundred percent (100%) of the shares representing the capital stock of LAR CARBON S.A.

In addition, we hereby inform that, in compliance with Article 350 of the General Corporate Law (Ley General de Sociedades), since the date of publication of the summons to the General Meeting of Shareholders of CEMENTOS LIMA S.A., the following documents will be at the disposal of the shareholders at the company premises: (i) merger project; (ii) financial statements of the participating companies; and (iii) a listing of the main shareholders, directors and managers of the participating companies.

Finally, we attach hereto the CEMENTOS LIMA S.A. - LAR CARBON S.A. merger project as approved by the Board of Directors.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

"EL PERUANO"/Official Bulletin Lima, Monday February 17, 2003

"EXPRESO" Lima, Monday February 17, 2003

CEMENTOS LIMA S.A.

GENERAL MEETING OF SHAREHOLDERS

7

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the General Meeting of Shareholders to be held on Friday, February 28, 2003 at 10.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matter:

1. Simple Merger Project for CEMENTOS LIMA S.A. to take over LAR CARBON S.A., with no change in the capital stock of CEMENTOS LIMA S.A. nor any exchange or delivery of shares.

The registration of shares will be accepted at the same office, Securities Department, up to 10.00 a.m. of Thursday, February 27, 2003. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Wednesday, March 5, 2003 at 10.00 a.m. at the same place with the same agenda, and the registration of shares will be extended until 10.00 a.m. of Tuesday 4th of the same month.

Lima, February 17, 2003

THE BOARD OF DIRECTORS

FILE: TRAJUN



Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, February 18, 2003
"EL COMERCIO"	Tuesday, February 18, 2003
"EXPRESO"	Tuesday, February 18, 2003

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on December 27, 2002, declared two dividends:

US$ 0.14 and US$ 0.12 per share of Common Stock
US$ 0.014 and US$ 0.012 per Investment Share

The first dividend will be paid beginning Friday the 21st of February, 2003 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

The second dividend will be paid beginning Monday the 21st of April, 2003 and we will publish again a notice to our shareholders in due time remembering this second payment.

February 18, 2003

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA